**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

~~Constitution Capital Private Markets Fund, LLC Constitution Capital PM, LP~~

**Align Alternative Access Fund
Sovereign Financial Group, Inc.**

**PLEASE SEND ALL COMMUNICATIONS AND
ORDERS TO:**

Cassandra W. Borchers, Esq.
Thompson Hine LLP
312 Walnut St., 20th Floor
Cincinnati, OH 45202
cassandra.borchers@thompsonhine.com

~~Joshua B. Deringer, Esq.~~
~~Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103 Joshua.deringer@faegredrinker.com~~
Jacob Olliffe, Esq.
Thompson Hine LLP
1919 M Street N.W., Suite 700
Washington, DC 20036
jacob.olliffe@thompsonhine.com

WITH A COPY TO:

Charles L. Failla
Sovereign Financial Group, Inc.
35 West Broad Street, Suite 100
Stamford, CT 06902
clf@sfgroupinc.com

~~John Guinee Constitution Capital PM, LP~~
~~300 Brickstone Square, Ste. 1001~~
~~Andover, Massachusetts 01810~~

As filed with the Securities and Exchange Commission on ~~July 12, 2022.~~February 26, 2025

TABLE OF CONTENTS

EXHIBITS

Exhibit A—   Resolutions of the Initial Member of Constitution Capital Private MarketsBoard of Trustees of Align Alternative Access Fund, LLC

Exhibit B—   Verifications of Constitution Capital Private MarketsAlign Alternative Access Fund, LLC and Constitution Capital PM, LPSovereign Financial Group, Inc.

Exhibit C—   Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF: ALIGN ALTERNATIVE ACCESS FUND AND SOVEREIGN FINANCIAL GROUP, INC.	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

~~IN THE MATTER OF:~~ ~~CONSTITUTION CAPITAL PRIVATE MARKETS FUND, LLC~~ ~~AND~~ ~~CONSTITUTION CAPITAL PM, LP~~	~~APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.~~

Investment Company Act of 1940

File No. 812-XXXX

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

I. THE PROPOSAL

~~Constitution Capital Private Markets Fund, LLC~~Align Alternative Access Fund (the "Initial Fund") is a ~~newly~~recently organized Delaware ~~Limited Liability Company that is registered under the Act and~~Statutory Trust that that will operate as a non-diversified, closed-end investment company~~.~~ ~~Constitution Capital PM, LP~~ registered under the Act and a tender offer fund. Sovereign Financial Group, Inc. (the "Adviser") will serve as the Initial Fund's investment adviser.~~¹~~¹ The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of

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¹ The term "investment adviser" is defined in Section 2(a)(20) of the Act.

common shares ("Shares")~~2~~2 with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,~~3~~3 acts as investment adviser and which provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this ~~application~~Application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

~~1 The term "investment adviser" is defined in Section 2(a)(20) of the Act.~~
~~2 As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed end management investment company relying on the requested order).~~
~~3 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.~~

~~3~~

The Initial Fund ~~intends to make~~makes a continuous public offering of its shares. The Initial Fund has filed an ~~Initial~~initial Registration Statement on Form N-2 seeking to register shares of beneficial interest under the Act ~~and under~~ (the ~~Securities Act of 1933 (~~"Initial Registration Statement"), which ~~has~~is not ~~been declared~~yet effective ~~by the Commission, seeks~~. The Registrant wishes to register ~~three initial~~two classes of ~~Shares~~shares of beneficial interest, "Class ~~A Shares", "Class D~~I Shares" and "Class ~~I~~X Shares," each with its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of shares, the Class I Shares until receipt of the requested relief. Shares of the Initial Fund will be sold only to persons who are "accredited investors," as defined in Regulation D under the Securities Act of 1933, as amended ~~(the "Securities Act") and "qualified clients" within the meaning of Rule 205-3 under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. If the Initial Fund's Initial Registration Statement is declared effective prior to receipt of the requested relief, until receipt of the requested relief, the Initial Fund will only offer one class of shares, the Class I Shares~~. Any future placement agent or distributor/principal underwriter of the Funds (the "Distributor") will be unaffiliated with the Adviser.

Shares will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

2 As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed end management investment company relying on the requested order).

3 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

It is currently contemplated that the Initial Fund's Class I Shares will not be subject to other expenses such as distribution and/or service fees, but may be subject to an early repurchase fee (defined below). The Initial Fund's Class ~~A and Class D~~X Shares may be subject to other expenses, including a ~~front-end sales load, distribution and/or~~shareholder service ~~fees~~fee and an early repurchase fee. The ~~Funds~~Initial Fund may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based service and/or distribution fees for each class of Shares of the ~~Funds~~Initial Fund will comply with the provisions of the Financial Industry Regulatory Authority ("FINRA") Rule 2341(d) (the "FINRA Sales Charge Rule").[4]

II.   STATEMENT OF FACTS

A.   ~~Constitution Capital Private Markets Fund, LLC~~Align Alternative Access Fund (the "Initial Fund")

The Initial Fund ~~has~~ filed a Notification of Registration Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register ~~common shares~~Class I Shares under the Act and under the Securities Act of 1933, as amended. ~~As of the date of the filing of this Application, the Initial Fund's Registration Statement has not yet been declared effective by the Commission~~ The Initial Fund is a Delaware Statutory Trust. The Initial Fund is a ~~Delaware Limited Liability Company. The Initial Fund is a non-diversified~~non-diversified, closed-end investment company that intends to provide periodic liquidity with respect to Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. ~~The Initial Fund's primary investment objective is to generate long-term capital appreciation. The Initial Fund will seek to achieve its investment objective by investing in a broad portfolio of Private Assets that the Adviser believes provide attractive risk-adjusted return potential. The principal investments utilized by the Fund are: (i) direct investments (i.e. positions in the equity or debt of operating companies); (ii) secondary investments (i.e. purchases of existing interests that are acquired on the secondary market) of closed-end private funds managed by third-party managers; (iii) primary investments (i.e. commitments to new private equity or other private funds); (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments (i.e. strategies with a higher liquidity profile than direct investments or investments in funds, including listed private equity); and (vi) short-term investments, including money market funds and short-term treasuries.~~

The Initial Fund's investment objective is to provide investors with access and tactical exposure to diversified alternative strategies, including but not limited to, private credit, private real estate, private equity, and options strategies. The Initial Fund seeks to achieve its investment objective by investing strategically through direct and indirect investment of its assets in the securities of domestic issuers pursuing alternative strategies including private credit, private real estate, and private real estate strategies (such securities, "Alternatives"), deploying option strategies including, but not limited to, covered calls, short puts, cash-secured puts, and iron condors, and holding its assets in income oriented securities including, but not limited to, corporate bonds, treasuries, and money market instruments, prior to investing such assets in Alternatives.

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[4] Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

The Initial Fund's address is ~~c/o Constitution Capital PM, LP, 300 Brickstone Square, Suite 1001, Andover, Massachusetts~~ 35 West Broad Street, Suite 100, Stamford, CT 06902 ~~01810~~.

If the relief requested herein is granted, the Initial Fund intends to offer Class ~~A Shares, Class D~~I Shares and Class ~~I~~X Shares pursuant to ~~a continuous~~the offering as discussed above.

~~4 Any reference in the application to the FINRA Sales Charge Rule include any FINRA successor or replacement rule to the FINRA Sales Charge Rule.~~

B.   ~~Constitution Capital PM, LP~~Sovereign Financial Group, Inc.

The Adviser is a ~~Delaware limited partnership~~Connecticut corporation and is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended. The Adviser will serve as the Initial Fund's investment adviser pursuant to an advisory agreement (the "Investment Management Agreement"). The Investment Management Agreement ~~is subject to approval~~has been approved by the Initial Fund's Board of ~~Managers~~Trustees (the "Board"), including a majority of the board members who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and will be approved by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement.   Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser ~~is~~will be responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is ~~300 Brickstone Square, Suite 1001, Andover, Massachusetts 01810~~35 West Broad Street, Suite 100, Stamford, CT 06902.

C.   Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ between Class ~~A Shares, Class D Shares~~I and Class ~~I~~X Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Shares may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the shareholder's repurchase proceeds ("Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year.[5] Any Early Repurchase Fee imposed by a Fund will equally apply to new class Shares and to all classes of Shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder.   To the extent a Fund determines to waive, impose scheduled

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[5] An Early Repurchase Fee charged by a Fund is not the same as a contingent deferred sales load ("CDSL") assessed by an open-end fund pursuant to rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund ~~intends to~~may impose a 2.00 percent Early Repurchase Fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder's purchase of Shares.

~~5 An Early Repurchase Fee charged by a Fund is not the same as a contingent deferred sales load ("CDSL") assessed by an open-end fund pursuant to rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.~~

~~5~~

III.   EXEMPTION REQUESTED

A.   The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of Shares might be deemed to result in the issuance of a class of "senior security,"[~~6~~6] within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.   Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered

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[6] Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value ("NAV"), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[7][7] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and ~~closed-end~~closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been

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[6] ~~Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value ("NAV"), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.~~

[7] ~~SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.~~

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subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers ("Closed-end Tender Offer Funds") or, more recently, periodic repurchases under Rule 23c-3.

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[7] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

In *Protecting Investors*, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and the closed-end forms, consistent with investor protection.[8] *Protecting Investors* recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[9] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[10] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[11] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[12]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[13] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.[14]

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[8] *Id.* at 424.

[9] *Id*. at 439-40.

[10] *Id*. at 424.

[11] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[12] 12 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[13] *Protecting Investors* at 439-40; Proposing Release at 27.

[14] *See, e.g.*, MBC Total Private Markets Access Fund and Seneca Management, LLC, Inv. Co. Act Rel. Nos 34879 (April 6, 2023) (Notice) and 34905 (May 2, 2023) (Order); Carlyle Alpinvest Private Markets Fund and Alpinvest Private Equity Investment Management, LLC, Investment Company Act Rel. Nos. 34832 (Feb. 13, 2023) (notice)

8 *Id.* at 424.

9 *Id.* at 439-40.

10 *Id.* at 424.

11 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

12 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

13 *Protecting Investors* at 439-40; Proposing Release at 27.

14 *See, e.g.,* Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, Inv. Co. Act Rel. Nos 34462 (January 4, 2022) and 34492 (February 1, 2022) (Order); The Optima Dynamics Alternatives Fund, Et Al, Inv. Co. Act Rel. Nos 34381 (September 24, 2021) and 34409 (October 21, 2021); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

7

B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of common stock might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

and 34852 (Mar. 13, 2023) (order); Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Inv. Co. Act Rel. Nos 34720 (September 30, 2022) (Notice) and 34740 (October 26, 2022) (Order); Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, Inv. Co. Act Rel. Nos 34462 (January 4, 2022) and 34492 (February 1, 2022) (Order); The Optima Dynamics Alternatives Fund, Et Al, Inv. Co. Act Rel. Nos 34381 (September 24, 2021) and 34409 (October 21, 2021); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered ~~closed end~~closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).~~15~~[15] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company. . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends..."

The multi-class system proposed herein (the "Multi-Class System") may result in ~~shares~~Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed ~~system~~Multi-Class System (i) shareholders of different classes ~~would~~may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

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[15] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

Applicants believe that the implementation of the ~~proposed multi-class system~~<u>Multi-Class System</u> will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her

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~~15 Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.~~

Shares, the use of a financial intermediary through which the Shares will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize <u>new,</u> separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposed Multi-Class System, owners of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or ~~porfolios~~<u>portfolios</u>. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[16] the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[17]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than

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[16] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[17] *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without

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16 *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); *see also* Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

17 *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (*i.e.,* trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

9

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exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.[18-18] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants

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[18] *See* MBC Total Private Markets Access Fund, supra note 14; Carlyle Alpinvest Private Markets Fund, supra note 14; Private Equity Investment Management, LLC Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund and Portfolio Advisors, LLC, supra note 14; Hamilton Lane Private Assets Fund; supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[19][19] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports,[20][20] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[21][21] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[22][22] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to MBC Total Private Markets Access Fund and Seneca Management, LLC, Carlyle Alpinvest Private Markets Fund and Alpinvest Private Equity Investment Management, LLC, Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, The Optima Dynamic Alternatives Fund, MVP Private Markets Fund and Portfolio Advisors, LLC, Hamilton Lane Private Assets Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., and FS Global Credit Opportunities Fund.[23], and Felicitas Private Markets Fund and Skypoint Capital

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[19] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[20] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[21] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)

[22] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq*. of the Act.

Advisors, LLC.[23]   Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

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[18] *See* Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14 The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund and Portfolio Advisors, LLC, supr note 14; Hamilton Lane Private Assets Fund; supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

[19] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[20] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[21] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[22] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq.* of the Act.

[23] *See* Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

10

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there is ample precedent for the implementation of a multi-class system.

C.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies.

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[23] *See* MBC Total Private Markets Access Fund, supra note 14; Carlyle Alpinvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

16

Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[24]

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[25] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if

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[24] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

[25] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[26][26]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to ~~closed   end~~closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.   APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CORPORATE ACTION

Each Fund's organizational documents will empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund's officers to file the Application with the Commission.

VIII.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants

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[26] *Id.*

desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[27]~~27~~

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)

(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~c/o Constitution Capital PM, LP, 300 Brickstone Square, Suite 1001, Andover, Massachusetts 01810~~35 West Broad Street, Suite 100, Stamford, CT 06902 (Initial Fund) and ~~Constitution Capital PM, LP, 300 Brickstone Square, Suite 1001, Andover, Massachusetts 01810~~35 West Broad Street, Suite 100, Stamford, CT 06902 (Adviser) and that all written

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[27] ~~*See* Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.~~

~~12~~

communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * * ~~Signature Page Follows~~

Signature Page Follows

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[27] *See* MBC Total Private Markets Access Fund, supra note 14; Carlyle Alpinvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

Align Alternative Access Fund

13

Dated: ~~July 12~~February 25, ~~2022~~2025

~~Constitution Capital Private Markets Fund, LLC~~

By: /s/ ~~John J. Guinee~~Charles L. Failla_____

Name: ~~John J. Guinee~~ Charles L. Failla

Title: ~~Initial Manager~~ President

Sovereign Financial Group, Inc.

Dated: ~~July 12~~February 25, ~~2022~~2025

~~Constitution Capital PM, LP~~
~~By: Constitution Capital PM GP, LLC, its general partner~~

By: /s/ ~~John J. Guinee~~Charles L. Failla_____

Name: ~~John J. Guinee~~ Charles L. Failla

Title: Managing Member

EXHIBIT A

Resolutions of the ~~Sole Member of Constitution Capital Private Markets~~ Board of Trustees of Align Alternative Access Fund~~, LLC~~

RESOLVED, that the ~~officers of Constitution Capital Private Markets Fund, LLC (the "Fund") are authorized and directed to request~~ Board hereby approves of the filing of an application requesting an order from the ~~U.S. Securities and Exchange Commission (the "~~SEC~~")~~ pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), ~~and~~ pursuant to Section 6(c) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order")~~ and it is;~~; and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes, has determined it is advisable and in the best interest of the Fund that the Fund file the Multi-Class Application;

FURTHER RESOLVED, that the appropriate officers of the Fund ~~are~~ be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file ~~the application and~~ any further amendments to ~~such~~ the application ~~for multi-class exemptive relief,~~ with the SEC to request the Order~~.~~; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.

EXHIBIT B

Verifications of ~~Constitution Capital Private Markets~~Align Alternative Access Fund~~, LLC~~ and ~~Constitution Capital PM, LP~~Sovereign Financial Group, Inc.

The undersigned states that he has duly executed the attached application dated ~~July 12, 2022~~February 25, 2025 for and on behalf of ~~Constitution Capital Private Markets Fund, LLC~~Align Alternative Access Fund in his capacity as ~~Sole Member~~President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~John J. Guinee~~Charles L. Failla_____
Name:~~John Guinee~~   Charles L. Failla
Title:~~ Sole Member~~   President

The undersigned states that he has duly executed the attached application dated ~~July 12, 2022~~February 25, 2025 for and on behalf of ~~Constitution Capital PM, LP~~Sovereign Financial Group, Inc. in his capacity as Managing Member ~~of the General Partner~~ of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~John J. Guinee Name: John Guinee~~Charles L. Failla___
Name: Charles L. Failla
Title: Managing Member

 ~~Title: Managing Member~~

EXHIBIT C

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3).

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

~~**Felicitas Private Markets Fund**~~
~~**Skypoint Capital Advisors, LLC**~~

Align Alternative Access Fund
Sovereign Financial Group, Inc.

PLEASE SEND ALL COMMUNICATIONS AND
ORDERS TO:

Cassandra W. Borchers, Esq.
Thompson Hine LLP
312 Walnut St., 20th Floor
Cincinnati, OH 45202
cassandra.borchers@thompsonhine.com

Jacob Olliffe, Esq.
Thompson Hine LLP
1919 M Street N.W., Suite 700
Washington, DC 20036
jacob.olliffe@thompsonhine.com

~~Joshua B. Deringer, Esq.~~
~~Faegre Drinker Biddle & Reath LLP~~
~~One Logan Square, Ste. 2000~~
~~Philadelphia, PA 19103~~
~~joshua.deringer@faegredrinker.com~~

~~Veena K. Jain~~
~~Faegre Drinker Biddle & Reath LLP~~
~~320 S. Canal Street, Ste. 3300~~
~~Chicago, IL 60606~~
~~veena.jain@faegredrinker.com~~

WITH A COPY TO:

~~Brian Smith~~
~~Skypoint Capital Advisors, LLC~~
~~1380 W. Paces Ferry Road, Suite 2180~~
~~Atlanta, GA 30327~~
~~bsmith@skypointfunds.com~~

Charles L. Failla
Sovereign Financial Group, Inc.
35 West Broad Street, Suite 100
Stamford, CT 06902
clf@sfgroupinc.com

Page 1 of ~~15~~19 sequentially numbered pages

As filed with the Securities and Exchange Commission on ~~January 31, 2024~~February 26, 2025

TABLE OF CONTENTS

EXHIBITS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.
~~FELICITAS PRIVATE MARKETS~~ALIGN ALTERNATIVE ACCESS FUND AND ~~SKYPOINT CAPITAL ADVISORS, LLC~~SOVEREIGN FINANCIAL GROUP, INC.	

Investment Company Act of 1940

File No. 812-XXXX

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

I.   THE PROPOSAL

~~Felicitas Private Markets~~Align Alternative Access Fund (the "Initial Fund") is a recently organized Delaware Statutory Trust that ~~is registered under the Act and~~ that ~~operates~~will operate as a non-diversified, closed-end investment company~~. Skypoint Capital Advisors, LLC~~ registered under the Act and a tender offer fund. Sovereign Financial Group, Inc. (the "Adviser") ~~serves~~will serve as the Initial Fund's investment adviser.[1] The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of common shares ("Shares")[2] with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be

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[1] The term "investment adviser" is defined in Section 2(a)(20) of the Act.

[2] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed end management investment company relying on the requested order).

organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,[3] acts as investment adviser and which provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this Application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund makes a continuous public offering of its shares. The Initial ~~Fund's~~Fund has filed an initial Registration Statement ~~filed~~ on Form N-2 seeking to register shares of beneficial interest under the Act (the "Initial Registration Statement") ~~was declared~~, which is not yet effective ~~by the Commission and registered two initial~~. The Registrant wishes to register two classes of ~~Shares~~shares of beneficial interest, "Class ~~Y~~I Shares" and "Class ~~I~~X Shares," each with its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of shares, the Class ~~Y~~I Shares until receipt of the requested relief. Shares of the Initial Fund will be sold only to persons who are "accredited investors," as defined in Regulation D under the Securities Act of 1933, as amended. Any future placement agent or distributor/principal underwriter of the Funds (the "Distributor") will be unaffiliated with the Adviser.

Shares will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

It is currently contemplated that the Initial Fund's Class ~~Y~~I Shares will not be subject to other expenses such as distribution and/or service fees, but may be subject to an early repurchase fee (defined below). The Initial Fund's Class ~~I~~X Shares may be subject to other expenses, including a shareholder service fee and an early repurchase fee. The ~~Funds~~Initial Fund may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based service and/or distribution fees for each class of Shares of the ~~Funds~~Initial Fund will comply with the provisions of the Financial Industry Regulatory Authority ("FINRA") Rule 2341(d) (the "FINRA Sales Charge Rule").[4]

II.   STATEMENT OF FACTS

A.   ~~Felicitas Private Markets~~Align Alternative Access Fund (the "Initial Fund")

The Initial Fund filed a Notification of Registration Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register Class ~~Y Shares and Class~~ I Shares under the Act and under the Securities Act of 1933, as amended. ~~The Fund's Initial Registration Statement was declared effective by~~

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[3] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[4] Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

~~the Commission on November 30, 2023~~. The Initial Fund is a Delaware Statutory Trust. The Initial Fund is a non-diversified, closed-end investment company that intends to provide periodic liquidity with respect to Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act.

The Initial Fund's investment objective is to ~~deliver a combination of yield and capital appreciation. The Initial Fund intends to seek its investment objective through a portfolio of private equity, private credit and real estate investments ("private assets"). Under normal circumstances, the~~provide investors with access and tactical exposure to diversified alternative strategies, including but not limited to, private credit, private real estate, private equity, and options strategies. The Initial Fund seeks to achieve its investment objective by investing ~~at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in "private assets" ("80% Policy"). For purposes of this 80% Policy, private assets include: (i) investments in general or limited partnerships, funds, corporations, trusts, closed-end funds (including, without limitation, funds-of-funds) (together, "Investment Funds") that are managed by independent investment managers, i.e., investment advisers unaffiliated with the Advisers (each, an "Underlying Manager" and collectively, the "Underlying Managers"); (ii) secondary investments in Investment Funds managed by Underlying Managers; (iii) co-investment vehicles that invest alongside Investment Funds; and (iv) other direct investments in the equity or debt of a company, which are not generally available to unaccredited investors (each, a "Direct Investment" and together with the Investment Funds, the "Investments"). Investment Funds will be limited to (i) private funds (e.g., exempt under Section 3(c)(1) or 3(c)(7) from registration under the Investment Company Act), or (ii) registered investment companies and non-traded business development companies that invest at least 80% of their assets in "private assets" that are only available to accredited investors. The Initial Fund does not intend to invest directly in~~strategically through direct and indirect investment of its assets in the securities of domestic issuers pursuing alternative strategies including private credit, private real estate ~~but may invest in~~, and private real estate ~~indirectly through Investment Funds. The Initial Fund's investments also will include direct investments in equity or debt alongside private equity funds and firms, and the Initial Fund may provide debt or preferred equity financing to other companies, institutions, funds, or fund managers. The Initial Fund will invest primarily in Investment Funds and to a lesser extent in co-investments and direct investments.~~strategies (such securities, "Alternatives"), deploying option strategies including, but not limited to, covered calls, short puts, cash-secured puts, and iron condors, and holding its assets in income oriented securities including, but not limited to, corporate bonds, treasuries, and money market instruments, prior to investing such assets in Alternatives.

The Initial Fund's address is ~~c/o UMB Fund Services, Inc. 235~~35 West ~~Galena~~Broad Street, ~~Milwaukee, WI 53212.~~Suite 100, Stamford, CT 06902 .

If the relief requested herein is granted, the Initial Fund intends to offer Class ~~Y~~I Shares and Class ~~I~~X Shares pursuant to ~~a continuous~~the offering as discussed above.

B. ~~**Skypoint Capital Advisors, LLC**~~**Sovereign Financial Group, Inc.**

The Adviser is a ~~Delaware limited liability company~~Connecticut corporation and is registered as an investment adviser with the Commission under the Investment Advisers Act of

1940, as amended. The Adviser ~~serves~~will serve as the Initial Fund's investment adviser pursuant to an advisory agreement (the "Investment Management Agreement"). The Investment Management Agreement has been approved by the Initial Fund's Board of Trustees (the "Board"), including a majority of the board members who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and will be approved by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser ~~is~~will be responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is ~~1380 W. Paces Ferry Road, Suite 2180, Atlanta, GA 30327. The Adviser has entered into a sub-advisory agreement with respect to the Initial Fund with Felicitas Global Partners, LLC ("Felicitas"), a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act, to serve as the sub-adviser to the Initial Fund. Felicitas provides day-to-day investment management services to the Fund. Its principal place of business is located at 65 N. Raymond Ave., Ste. 315, Pasadena, California 91103.~~35 West Broad Street, Suite 100, Stamford, CT 06902.

C.   Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ between Class ~~Y~~I and Class ~~I~~X Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Shares may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the shareholder's repurchase proceeds ("Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year.[5] Any Early Repurchase Fee imposed by a Fund will equally apply to new class Shares and to all classes of Shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund ~~intends to~~may impose a 2.00 percent Early Repurchase Fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder's purchase of Shares.

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[5] An Early Repurchase Fee charged by a Fund is not the same as a contingent deferred sales load ("CDSL") assessed by an open-end fund pursuant to rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

III. EXEMPTION REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of Shares might be deemed to result in the issuance of a class of "senior security,"[6] within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B. Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management

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[6] Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value ("NAY"), receive a different distribution amount or both. A class with a higher NAY may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[7] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers ("Closed-end Tender Offer Funds") or, more recently, periodic repurchases under Rule 23c-3.

In *Protecting Investors*, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and the closed-end forms, consistent with investor protection.[8] *Protecting Investors* recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[9] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[10] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[11] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[12]

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[7] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

[8] *Id.* at 424.

[9] *Id*. at 439-40.

[10] *Id*. at 424.

[11] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[12] 12 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act,

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[13]   Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate.   Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.[14]

B.   Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of common stock might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision

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proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[13] *Protecting Investors* at 439-40; Proposing Release at 27.

[14] *See, e.g.*, MBC Total Private Markets Access Fund and Seneca Management, LLC, Inv. Co. Act Rel. Nos 34879 (April 6, 2023) (Notice) and 34905 (May 2, 2023) (Order); Carlyle Alpinvest Private Markets Fund and Alpinvest Private Equity Investment Management, LLC, Investment Company Act Rel. Nos. 34832 (Feb. 13, 2023) (notice) and 34852 (Mar. 13, 2023) (order); Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Inv. Co. Act Rel. Nos 34720 (September 30, 2022) (Notice) and 34740 (October 26, 2022) (Order); Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, Inv. Co. Act Rel. Nos 34462 (January 4, 2022) and 34492 (February 1, 2022) (Order); The Optima Dynamics Alternatives Fund, Et Al, Inv. Co. Act Rel. Nos 34381 (September 24, 2021) and 34409 (October 21, 2021); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).[15] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company. . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends..."

The multi-class system proposed herein (the "Multi-Class System") may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) shareholders of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the Multi-Class System will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares, the use of a financial intermediary through which the Shares will be purchased and other relevant circumstances. The proposed

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[15] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize new, separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposed Multi-Class System, owners of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[16] the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[17]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in

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[16] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[17] *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.[18] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[19] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports,[20] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[21] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and

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[18] *See* MBC Total Private Markets Access Fund, supra note 14; Carlyle Alpinvest Private Markets Fund, supra note 14; Private Equity Investment Management, LLC Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund and Portfolio Advisors, LLC, supra note 14; Hamilton Lane Private Assets Fund; supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

[19] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[20] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[21] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)

regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[22] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to MBC Total Private Markets Access Fund and Seneca Management, LLC, Carlyle Alpinvest Private Markets Fund and Alpinvest Private Equity Investment Management, LLC, Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, The Optima Dynamic Alternatives Fund, MVP Private Markets Fund and Portfolio Advisors, LLC, Hamilton Lane Private Assets Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., and FS Global Credit Opportunities Fund, and Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC.[23] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[24]

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of

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[22] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq*. of the Act.

[23] *See* MBC Total Private Markets Access Fund, supra note 14; Carlyle Alpinvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

[24] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[25] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[26]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares

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[25] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[26] *Id*.

should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.   APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CORPORATE ACTION

Each Fund's organizational documents will empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund's officers to file the Application with the Commission.

VIII.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[27]

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[27] *See* MBC Total Private Markets Access Fund, supra note 14; Carlyle Alpinvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c) (1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~c/o UMB Fund Services, Inc., 235~~35 West ~~Galena~~Broad Street, ~~Milwaukee, WI 53212~~Suite 100, Stamford, CT 06902 (Initial Fund) and ~~380 W. Paces Ferry Road, Suite 2180, Atlanta, GA 30327~~35 West Broad Street, Suite 100, Stamford, CT 06902 (Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

~~Felicitas Private Markets~~**Align Alternative Access** **Fund**

Dated: ~~January 31, 2024~~February 25, 2025 By: /s/ ~~Brian Smith~~Charles L. Failla_____
                                        Name: ~~Brian Smith~~Charles L. Failla
                                        Title: President

~~Skypoint Capital Advisors, LLC~~

Sovereign Financial Group, Inc.

Dated: ~~January 31, 2024~~February 25, 2025 By: /s/ ~~Brian Smith~~Charles L. Failla_____
                                        Name: ~~Brian Smith~~Charles L. Failla
                                        Title: ~~Chief Executive Officer~~Managing Member

Resolutions of the Board of Trustees of ~~Felicitas Private Markets~~Align Alternative Access Fund

RESOLVED, that the Board hereby approves of the filing of an application requesting an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Section 6(c) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order"); and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes, has determined it is advisable and in the best interest of the Fund that the Fund file the Multi-Class Application;

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file any further amendments to the application with the SEC to request the Order; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.

EXHIBIT B

Verifications of ~~Felicitas Private Markets~~Align Alternative Access Fund and ~~Skypoint Capital Advisors, LLC~~Sovereign Financial Group, Inc.

The undersigned states that he has duly executed the attached application dated ~~January 31, 2024~~February 25, 2025 for and on behalf of **~~Felicitas Private Markets~~Align Alternative Access** Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~Brian Smith~~Charles L. Failla_____
Name: ~~Brian Smith~~Charles L. Failla
Title: President

The undersigned states that he has duly executed the attached application dated ~~January 31, 2024~~February 25, 2025 for and on behalf of **~~Skypoint Capital Advisors, LLC~~Sovereign Financial Group, Inc.** in his capacity as ~~Chief Executive Officer~~Managing Member of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~Brian Smith~~Charles L. Failla_____
Name: ~~Brian Smith~~Charles L. Failla
Title: ~~Chief Executive Officer~~Managing Member

EXHIBIT C

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3).